

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Xiaoming Li
Chief Executive Officer
Meta Data Ltd
Flat H 3/F, Haribest Industrial Building , 45-47 Au Pui Wan Street
Sha Tin New Territories
Hong Kong

>    **Re: Meta Data Ltd**
>    **Annual Report on Form 20-F for the Fiscal Year Ended August 31, 2022**
>    **Filed December 30, 2022**
>    **Response dated July 21, 2023**
>    **File No. 001-38430**

Dear Xiaoming Li:

We have reviewed your July 21, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2023 letter.

Response Letter dated July 21, 2023

Transfers Between Our Company and Our Subsidiaries, page 2

1.    We note your response to comment 3, as well as your revised disclosure that "[c]ash, not in the form of earnings distribution, was transferred between our Company, our subsidiaries and the former VIEs for the purpose of providing working capital between Meta Data, its subsidiaries, VIEs and its subsidiaries and WFOE." Please quantify the amounts and state the direction of transfer and any tax consequences. Tell us what your disclosure will look like.

You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Joan Wu